Ur-Energy Issues 2012 Year-End Letter to Shareholders

LITTLETON, Colo., March 28, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") issued the following letter to shareholders from President and CEO, Wayne W. Heili.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO)

Dear Fellow Shareholder,

I am pleased to present to you this 2012 year-end report for Ur-Energy. The Board of Directors and our management team truly appreciate our shareholders' continued support and confidence in the Company.

In 2012, the Company achieved significant growth in identified resources available for recovery at our flagship Lost Creek Property. We also realized the completion of the permitting and regulatory approval process which allowed us to initiate construction of the project facilities. Along the way, we entered into several product sales agreements which should secure a strong rate of return for our investment in the Lost Creek Property. All the while, we maintained a watchful eye on spending and exercised concerted budgetary constraints. Nevertheless, the success and strengthening fundamentals of the Corporation went largely overlooked by the equity market as macro-economic concerns kept investors on the sidelines.

This year, Ur-Energy management will continue to focus on advancing our core business objectives. Growth is planned through the commencement of production operations at Lost Creek and through acquisition. At this time, facility construction is moving at a rapid pace with the expectation that we will be able to achieve first production at Lost Creek this summer. We also expect to close the announced acquisition of the Pathfinder Mines assets during the second quarter of 2013. Following our strategic planning, we will move quickly to demonstrate the inherent value of these substantial assets.

Ur-Energy concluded 2012 as a strong company with an exciting future, well positioned to capitalize on the strengthening nuclear fuel markets. I am excited to share with you the highlights of our corporate accomplishments from 2012 and those ongoing in the first quarter of 2013. On the strength of those accomplishments, I am looking forward to continued success and the completion of several major milestones in 2013.

Accomplishments in 2012 and Early 2013

The year 2012 was filled with significant growth developments for Ur-Energy. The Company acquired substantial property interests and mineral rights adjacent to our Lost Creek Property. Our talented technical team produced significant expansions of the compliant resource estimate for our flagship property. The Company took measures to fortify our balance sheet during a period of strength in a generally soft market, and we implemented a marketing strategy that secures a meaningful future revenue stream in an uncertain market. Finally, we realized a long anticipated objective with the completion of the final regulatory approval necessary to commence construction at Lost Creek.

Lost Creek Property

Regulatory Achievements: The principal focus of the Company continues to be the advancement of the Lost Creek Project to production. We were pleased to announce the receipt of the US Bureau of Land Management (BLM) Final Environmental Impact Statement in August and the Record of Decision early in October, 2012. The BLM approval was the final major regulatory authorization necessary to allow construction and production at the site.

Uranium Resource Base Increases: Lost Creek Property expansion efforts resulted in a 58% aggregate growth of the Lost Creek Property Measured and Indicated resources from 5.3 Mlbs U3O8 to 8.35 Mlbs U3O8. We also added over 2.0 Mlbs U3O8 to our Inferred resource inventory in 2012. Our ongoing work leads us to project that there is significant potential for the definition of additional resources through exploration and expansion of the Lost Creek Property. Resource growth in 2012 was realized through our two-pronged approach:

  Resource Drilling: In February 2012, we completed an update to the NI 43-101 Preliminary Economic Assessment (PEA) of the Lost Creek Property, primarily based upon the 2011 drill program. The PEA expanded the Lost Creek Property Measured and Indicated Resource by 11%.  For the first time, we reported resources within our Lost Creek Property holdings but outside of the Lost Creek Project area.  The Inferred Resource at the Lost Creek Property was increased significantly with the inclusion of Inferred Resources on our LC North and LC South Projects.
  Property Expansion:  In February 2012, the Company acquired property interests adjacent to the Lost Creek Project in an asset exchange with Uranium One Americas.  The acquired property and other newly staked federal mining claims were incorporated into the Lost Creek Property, primarily as our new LC East and LC West Projects.  The Company's historic database contained over 1,100 drill holes located on these new project areas.  The database was utilized to estimate the mineral resources for LC East and LC West.  In April 2012, the Company reported a 45% increase (from the February 2012 PEA) in Measured and Indicated Resources along with a 42% increase in Inferred Resources for the Lost Creek Property. A limited drill program was conducted on the LC East project area in 2012, resulting in an approximate nine percent increase in the Inferred Mineral resource for the project. Reported mineral resources in the Measured and Indicated categories did not change from the April 2012 PEA figures for LC East.

Economic Assessment: Our April 2012 update to the PEA for the Lost Creek Property continues to demonstrate the technical viability and possible economics of Lost Creek. The PEA estimates direct operating costs which place Lost Creek in the lowest quartile of all uranium production facilities worldwide at under $16.50 per pound.1

Project Construction: Project construction commenced in early October 2012. Our technical team and selected contractors have demonstrated their proficiency by moving the project forward as scheduled. Many aspects of construction are now completed with the major efforts advancing as expected for an on-time completion in June of this year.

Company Finance

In February 2012 we closed a private placement financing in which we raised C$17 million. At year's end the Company had a cash position of approximately C$18 million to continue to advance our Company growth objectives. Our internal finance team has created exceptional opportunity for funding future growth in the Company by initiating an application to the State of Wyoming for state funded industrial development bonds. Our application for US$34 million of funding out of this seldom-utilized program is a demonstration of the creativity that characterizes the Company in all of our business dealings. Ur-Energy has enjoyed the strong support of the State of Wyoming as we work through the application process and we look forward to finalization of the bond terms and approvals, followed by the availability of this funding, in the coming weeks.

Acquisitions

The Company's approach to growth through acquisition can be defined by the expectation that any investment will only be committed to target projects that have technical and economic viability for production in the near term. Simply put, we hold numerous high quality exploration projects in our portfolio today and we will invest our treasury "at home" unless a valid opportunity for near-term production growth is available. One such opportunity was identified and, in mid-2012, the Company entered into an agreement with AREVA to acquire AREVA's wholly-owned Pathfinder Mines Corporation. This transaction represents an exceptional opportunity for Ur-Energy. Pathfinder's Wyoming based uranium projects and extensive historical exploration databases are expected to provide near term and long term growth opportunities for the Company. Today, both parties await approval and license transfer by the US Nuclear Regulatory Commission before the final steps to closing the transaction can be completed.

Uranium Markets and Contract Sales

In two years following the events at Fukushima in Japan, the global uranium market has endured the impact of the temporary suspension of nuclear reactor operations in that country and other reactionary responses around the world. While a greater understanding of the root causes of the event were gained, the nuclear energy industry demonstrated its resiliency, and growth in the usage of nuclear energy worldwide has resumed. New reactor development continues to outpace the retirement of the oldest reactors in the global fleet and the best estimates indicate a growth in demand for Ur-Energy's product now and in the decades to come.

The market price of uranium has remained soft during this period with a resulting significant negative impact on the supply side of the uranium market. I believe that new growth by the small universe of uranium producing companies will be limited in the near term to the few projects which are expected to generate low production costs from the outset. Our Lost Creek project is counted among the few in this elite group.

In the latter part of 2011, Ur-Energy developed a strategic marketing initiative designed to reduce the Company's exposure to future negative turns in uranium pricing due to unforeseen events like Fukushima. By January 2012, Ur-Energy had secured several multi-year sales agreements with major North American nuclear utilities. These contracts feature fixed pricing that will readily support ongoing production at the Company's Lost Creek Property. The very nature of these contracts has made them a substantial asset for the Company moving forward in a low spot market price environment. The Company expects to continue to expand its portfolio of supply contracts when the proper opportunities are presented.

A Look Ahead: 2013

We expect that this year will hold several major milestones for the Company. The completion of construction and the advancement of our flagship project to production will take center stage. It is rare when a junior exploration company successfully emerges as a producer, even more so when the commodity is one as challenging as uranium. The employees and management team at Ur-Energy appreciate the long and challenging path we have travelled together in arriving at this point and we fully respect the opportunities that lay ahead. I personally believe that the true strength of this Company will be demonstrated in the months ahead as our production team is handed the torch and is allowed to advance the Company objectives.

Our objectives for 2013 are similar to those we set out and accomplished in 2012. As we transition to first production, the Company looks to continue its efforts to systematically expand the minable resources that will be accessible to the Lost Creek processing plant. This objective will be achieved through implementation of our continued exploration drilling and property acquisition strategies. Ur-Energy will also continue to target growth in our production profile through strategic acquisitions and exploration on the significant land and resource positions held outside of the Lost Creek Property.

Closing Thoughts

Ur-Energy has all of the fundamental building blocks of growth in place. I believe that the Company will be producing a steady stream of positive news in 2013. The robust Lost Creek Property combined with fundamentally sound product marketing strategies, superb technical and support staff, our solid financial base and funding opportunities, and the ability to expand our mineral resources will enable us to continue moving steadily ahead with the growth of the Company.

Finally, I would like to thank all of Ur-Energy's employees for their continued dedication in building this thriving uranium company. It is their abilities and hard work that have sustained our pace of activities in 2012. It will only be with their constant effort that we will reach the goal of generating revenues from uranium production in 2013.

Enclosed are our Management Proxy Circular and other documents relating to the Ur-Energy Inc. Annual and Special Meeting of Shareholders scheduled for April 25, 2013. These documents are also available on our website, www.ur-energy.com.

As always, we appreciate the support of our existing shareholders and invite new investors to take a look at Ur-Energy. Building shareholder value is our highest priority. Stay informed, and view the latest photos of our Lost Creek construction activities by visiting our website at www.ur-energy.com. Contact us by emailing info@ur-energy.com or calling +1-866-981-4588.

On Behalf of the Board,

/s/ Wayne W. Heili

Wayne W. Heili

President and Chief Executive Officer, Director

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south- central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

Cautionary Note to U.S. Investors Concerning Resource Estimates
This document uses the terms "measured mineral resource," "indicated mineral resource" and "inferred mineral resource." The Company advises US investors that while these terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (SEC) does not recognize them. US investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their legal and economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically minable.

Cautionary Note Regarding Forward-Looking Information
This document contains "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timeframe culminating in the commencement of production at Lost Creek (including procurement, construction and commissioning); ability and timing of the Company to secure project financing including the state bond process; technical and economic viability of Lost Creek (including the projections contained in the preliminary analysis of economics of the property); ability to complete the acquisition of Pathfinder Mines Corporation, timing for closing the transaction and whether the projects will become near term producers; ability to complete additional favorable uranium sales agreements and the ability to reduce exposure to volatile market conditions; the ability to expand resources throughout the Lost Creek Property), and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof, and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.

1 Cautionary statement pursuant to NI 43-101: the Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this PEA is based on site-specific laboratory recovery data as well as Company personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.